

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

> **Re: Stem Sales, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed September 5, 2014**
> **File No. 333-197814**

Dear Mr. Snibbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page I-1

1.   We note your revised disclosure that you are offering to sell 1,000,000 shares of common stock at the fixed price of $0.10 per share for the duration of the offering "or until [you] are listed on a national exchange or quoted on the OTCBB." However, it does not appear that you are eligible to offer the securities at other than a fixed price. Refer to Securities Act Rule 415(a)(4). Please revise.

Prospectus Summary, page I-4

General, page I-4

2.   Please disclose in this section the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor's ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow. Similarly, please include such disclosure in those places in your filing where you discuss the lack of liquidity in your common stock and the potential quotation of your common stock on the OTCBB.

Rule 419 Requirements, page I-6

3.   You disclose on page I-6 that the registrant may receive up to 10 percent of the proceeds that would otherwise be deposited into the escrow account. Please revise to clarify whether the registrant intends to receive such proceeds in connection with this offering, or whether you intend to deposit all of the proceeds into the escrow account. For example, we note your disclosure on page I-9 that all of the proceeds from the sale of shares of common stock by the company shall be used for a business combination.

Risk Factors, page I-10

If we are unable to consummate our initial business combination…, page I-10

4.   Your disclosure in this risk factor suggests that investors could sell their shares prior to a business combination. However, given the restrictions imposed under Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 on the transfer of shares of common stock held in the escrow account, it does not appear that investors may do so. Please revise. Similarly, please revise your reference on page I-15 to an investor's sale of shares in the open market, and your reference at page I-16 to "the aftermarket," given the restrictions on transferring shares of common stock held in the escrow account.

5.   We note that, in response to our prior comment 15, you have removed the risk factor discussing the fiduciary and contractual obligations of your officers and directors. Please tell us why you removed this risk factor. In that regard, we note that you have retained your disclosure on page I-5 that all of your officers and directors currently have certain pre-existing fiduciary duties or contractual obligations.

If third parties bring claims against us . . ., page I-11

6.   We note your response to our prior comment 14, and reissue the comment, as the revisions do not appear to be related to Rule 419(b)(1)(ii). Please clarify whether the deposit of the funds into your escrow account will comply with Rule 419(b)(1)(ii).

The shares beneficially owned by our officers and directors . . ., page I-14

7.   We note your response to our prior comment 16 and reissue the comment in part, as your amended filing still contains references to "insider shares," "private shares," and "private units." If you retain such references in your next amendment, please revise to clarify the ownership of your officers and directors with respect to such securities.

We will offer each public shareholder the option to vote..., page I-15

8.   We note your response to our prior comment 17. You disclose your intention to seek the "vote" of shareholders to approve the proposed business combination. Please revise your filing to clarify whether you will be asking shareholders to approve the transaction in addition to following the procedures required by Rule 419 with respect to seeking each purchaser's election to remain an investor after the provision of the prospectus regarding the proposed business acquisition. If you intend to seek such shareholder vote, please revise to clarify the anticipated timing of the vote (and the solicitation of proxies) in the context of the provision of information to investors pursuant to Rule 419(e)(2), and the return of funds if they do not elect to remain investors.

Our founders, including our officers and directors, will control a substantial interest…, page I-16

Management's Discussion and Analysis of Financial Condition and Results of Operations, page I-31

Liquidity and Capital Resources, page I-32

9.   We note that your disclosure on pages I-32 and I-40 suggests that you intend to use interest from the escrow account to fund operations prior to the initial business combination. Please provide your analysis as to whether this complies with Rule 419.

10.   On page I-32 you reference your obligation "to redeem a significant number of [y]our public shares upon consummation of [y]our initial business combination." However, this does not appear to comply with Rule 419. Please revise.

Liquidation if No Business Combination, page I-39

11.   We note your response to our prior comment 8. However we note that you have retained in this section references to returning the funds "not more than ten business days" after the relevant 18-month period if you have not completed a business combination. Please revise.

12.   We note your references in this section to agreements by your executive officers regarding their liability for your debts and obligations. Please file such agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Robert M. Snibbe, Jr.
Stem Sales, Inc.
September 19, 2014
Page 4

13.   We note your disclosure at the bottom of page I-40 regarding conditions for the return of investor funds. However, such disclosure does not appear to comply with Rule 419, or apply to this offering. Please revise.

Exhibits and Financial Statement Schedules, page II-2

14.   We note your response to our prior comment 23 and reissue the comment. Please file your articles of incorporation in a text searchable format.

Exhibit 10

15.   Section 3(b) of the escrow agreement does not appear to be consistent with the terms of this offering or Rule 419 with respect to the release of funds to investors. Please advise.

16.   We note your response to our prior comment 26, and reissue the comment. Please tell us whether the Federated Tax Free Obligations Fund satisfies the investment requirements set forth in Rule 419(b)(2).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Diane J. Harrison
       Harrison Law, P.A.